UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER  000-27545
                            CUSIP NUMBER         74837Q106

         (Check one):   [ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K     [X] Form 10-Q     [ ] Form N-SAR
                       [ ] Form C-SAR

For the Period Ended: December 31, 2006

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:     N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                Quick-Med Technologies, Inc.

Former Name if Applicable:            Not Applicable

Address of Principal Executive Office:     3427 SW 42nd Way

City, State, and Zip Code:              Gainesville, Florida 32608

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

[X]
(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Quick-Med experienced data transmission delays in its submission of its Form 10-QSB for the period ended December 31, 2006 to the Securities and Exchange Commission’s EDGAR web site which caused the Quarterly Report to be deemed filed as of February 15, 2007.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Nam H. Nguyen
Chief Financial Officer
Quick-Med Technologies, Inc.
(561) 750-4202

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed. If the answer is no, identify the report(s):
[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

__________________________________________________________________
__________________________________________________________________

Quick-Med Technologies, Inc.
    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2007                          /s/ Nam H. Nguyen
By: Nam H. Nguyen
  Chief Financial Officer